PMS

18005630

SE

Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

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SEC FILE NUMBER
8 - 69656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURSUIT MERCHANT SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 WEST 24TH STREET - 8TH FLOOR
(No. and Street)

NEW YORK	N.Y.	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SOBEL — 212-751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name -- *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, RICHARD SOBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSUIT MERCAHNT SECURITIES LLC, as of DECEMBER 31,2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Page(s)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Pursuit Merchant Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pursuit Merchant Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 26, 2018

Pursuit Merchant Securities LLC
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash	$	516,900
Accounts receivable		200,000
Prepaid expenses and other assets		2,352
Total assets	$	719,252
Liabilities and Member's Equity		
Deferred revenue	$	425,000
Accrued expenses and other payables		20,037
Due to affiliate		6,400
Total liabilities		451,437
Member's equity		267,815
Total Liabilities and Member's Equity	$	719,252

1. Organization

Pursuit Merchant Securities LLC ("the Company") is a limited liability company established in the state of Delaware on June 4, 2015. On June 29, 2016, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Pursuit Advisory LP ("Parent".) The Company acts as agent in the private placement of securities and will offer M&A advisory services.

The Company is subject to the exemption provision of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2017.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
The Company maintains its cash balance with one financial institution, which at times may exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. Cash received in advance of services provided is recorded as deferred revenue.

ASU 606
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018.

ASU 606 (Continued)
This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes
The Company was organized as a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

Use of Estimates
The preparation of the statement of financial condition is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.

Accounts Receivable
Accounts receivable represents fees invoiced under contracts with customers. The Company considers all accounts receivable at December 31, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2017.

Fair Value of Financial Instruments
At December 31, 2017, the carrying value of the Company's cash, accounts receivable and accrued expenses and other payables approximate the fair values due to their short term nature

3. Related Party Transaction

On June 29, 2016, the Company and Parent entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by Parent who provide services to the Company. During the year ended December 31, 2017, $6,400 of expenses was due under the Expense Sharing Agreement, which is included as due to affiliate on the accompanying statement of financial condition.

4. Member's Equity

For the year ended December 31, 2017, $650,000 was contributed by the member.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital under Rule 15c3-1, as defined, equal to the greater of $5,000 or 6.67% aggregate indebtedness. At December 31, 2017, net capital of $65,463, exceeded the required net capital minimum of $5,000 by $60,463.

6. Liquidity

The Company has had recurring losses from operations since the Company's inception. However, the Company has been able to sustain operations with the financial support of its Parent and revenue transactions that have occurred since inception. The Company has entered into investment banking agreements to act as financial advisor for two separate transactions in 2017 and one subsequent to December 31, 2017 that could provide for additional transaction fee revenues as long as the Company consummates a sale transaction for the client. Since a transaction cannot be guaranteed, the Company may need continued support from its Parent, which the Parent intends to continue providing, to sustain operations for a period of one year from the date these financial statements are issued.